July 16, 2024

Kambiz Mahdi
Chief Executive Officer
Clean Energy Technologies, Inc.
1340 Reynolds Avenue
Unit 120
Irvine, CA 92614

       Re: Clean Energy Technologies, Inc.
           Amendment No. 2 to Annual Report on Form 10-K
           Filed June 20, 2024
           File No. 001-41654
Dear Kambiz Mahdi:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation
cc:   Fang Liu